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11022217

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regent Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31255 Cedar Valley Drive Suite 302
(No. and Street)

Westlake Village (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

818-706-1914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louie Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regent Capital Group, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE NEW CALIF. JURAT FORM ATTACHED

Signature

Title President

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 16th day of August, 2011, by Louie Ucciferri-----------------, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ROBERT A. BROOKS
COMM. #1931073
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Apr. 28, 2015

(Seal)

Signature [signature]

REGENT CAPITAL GROUP, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2011

REGENT CAPITAL GROUP, INC.

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accountant		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Stockholder's Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 10
Supplementary Information		
Schedule I	Statement of Net Capital	11
Schedule II	Determination of Reserve Requirements	12
Schedule III	Information Relating to Possession or Control	12
Schedule IV	SIPC Form 7	13-14
	Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15
Report of Independent Registered Public Accountant on Internal Control Structure required by SEC Rule 17a-5		16 - 17

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Board of Directors
Regent Capital Group, Inc.
Westlake Village, CA

I have audited the accompanying statement of financial condition of Regent Capital Group, Inc. as of June 30, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regent Capital Group, Inc. as of June 30, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 23, 2011

REGENT CAPITAL GROUP, INC.

Statement of Financial Condition
June 30, 2011

ASSETS

Cash	$	8,223
Accounts receivable		23,250
Fixed assets		
net of accumulated depreciation of $9,058		7,071
Total assets	$	38,544

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable		3,336
Commissions payable		18,702
Total liabilities	$	22,038
STOCKHOLDER'S EQUITY:		
Common stock, no par value. 50,000,000 shares authorized, 10,000,000 shares issued, and outstanding		10,000
Additional paid in capital		212,599
Retained deficit		(206,093)
Total stockholder's equity		16,506
Total liabilities and stockholder's equity	$	38,544

REGENT CAPITAL GROUP, INC.
Statement of Income
For the year ended June 30, 2011

REVENUES:	
Commissions	$ 929,520
Retainer income	150,000
Total income	1,079,520
EXPENSES:	
Commissions	547,080
Employee compensation and benefits	322,089
Legal and professional	85,081
Occupancy	22,124
Travel	83,945
Other operating expenses	58,680
Total expenses	1,118,999
LOSS BEFORE INCOME TAXES	(39,479)
INCOME TAX PROVISION (Note 2)	
Income tax expense	800
NET LOSS	$ (40,279)

The accompanying notes are an integral part of these financial statements

REGENT CAPITAL GROUP, INC.

Statement of Stockholder's Equity
For the year ended June 30, 2011

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Stockholder's Equity
Beginning balance July 1, 2010	$ 10,000	$ 176,599	$ (165,814)	$ 20,785
Capital contributions		36,000		36,000
Net loss			(40,279)	(40,279)
Ending balance June 30, 2011	$ 10,000	$ 212,599	$ (206,093)	$ 16,506

The accompanying notes are an integral part of these financial statements

REGENT CAPITAL GROUP, INC.

Statement of Cash Flows
For the year ended June 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (40,279)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,380
(Increase) decrease in:	
Accounts receivable	(23,250)
Deposits	2,833
Increase (decrease) in:	
Accounts payable	(2,770)
Commissions payable	(86,164)
Total adjustments	(106,971)
Net cash used in operating activities	(147,250)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(2,219)
Net cash used in investing activities	(2,219)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	36,000
Net cash provided by financing activities	36,000
Decrease in cash	(113,469)
Cash-beginning of period	121,692
Cash-end of period	$ 8,223
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Regent Capital Group, Inc (the "Company") was incorporated in the State of California on February 20, 2003. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several services, including the sale of real estate private placements. Revenues also include fees earned from providing financial consulting services. Advisory fees consist of retainers that are paid after engagements letter are executed, as well as success fees upon closing of transactions in which the Company participated. The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Commission revenues and expenses are recorded when incurred. Retainer fees for contracted services are due on a periodic basis during the estimated contract term. A success fee is recognized when earned at the closing of a transaction in which the Company participated.

The Company recognizes its advisory fees when earned, usually after the completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight line method.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to S Corporation. There is no financial impact to these financial statements.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended June 30, 2011.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, established a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

Note 2: EQUIPMENT, NET

Property and equipment as of June 30, 2011 consists of the following:

		Life in years
Machinery and equipment	$ 11,698	5
Furniture and fixtures	4,431	
Less accumulated depreciation	(9,058)	
	$ 7,071	

Depreciation expense for the year ended June 30, 2011, is $2,380

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note1), the Company has elected the S Corporate Tax status, therefore no Federal Income Tax provision is provided. The tax provision at June 30, 2011 consists of the following:

California	$ 800
Total Income Tax Provision	$ 800

Note 4: COMMITMENTS AND CONTINGENCIES

Beginning in May, 2011, the Company subleases office space on a month-to month basis for $595 each month with thirty day termination notice.

In May, 2011, the Company was named as a respondent in a FINRA arbitration involving the sale of tenancy in common interests. Two clients of the Company invested in this project in a consolidated action which involves other claimants and respondents. The claim states the Company was negligent, fraudulent, violation of federal securities laws, and sale of unregistered securities. On August 1, 2011, the Company filed its Statement of Answer. The Company has engaged a legal consultant who has analyzed the complaint and states the claim is without merit and the Company plans to vigorously defend the action. The consultant also feels that the likelihood of an unfavorable outcome is remote and cannot estimate a value.

In March, 2011, the Company was named as a defendant along with approximately one hundred other broker-dealers by the trustee for the DBSI Estate Litigation Trust in Delaware Bankruptcy Court. The action seeks to recover commissions paid to the broker-dealers including the Company. The Company feels this action is without merit and plans to vigorously defend the action. The Company has not engaged counsel as of the date of this audit.

Note 5: GOING CONCERN

The Company has incurred operating losses for the last three years. The future viability of the firm is for the shareholder to continue to contribute capital and increase business.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2011 the Company had net capital of $9,435, which was $4,435 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness ($22,038) to net capital was 2.34 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

REGENT CAPITAL GROUP, INC.

Statement of Net Capital
Schedule I
For the year ended June 30, 2011

	Focus 6/30/11	Audit 6/30/11	Change
Stockholder's equity, June 30, 2011	$ 18,425	$ 16,506	$ 1,919
Subtract - Non allowable assets:			
Fixed assets, net	9,450	7,071	2,379
Tentative net capital	8,975	9,435	460
Haircuts	0	0	-
NET CAPITAL	8,975	9,435	460
Minimum net capital	5,000	5,000	
Excess net capital	$ 3,975	$ 4,435	460
Aggregate indebtedness	22,498	22,038	460
Ratio of aggregate indebtedness to net capital	2.51%	2.34%	

The differences were due to year end adjustment for accumulated depreciation and reduction of accruals at June 30, 2011.

The accompanying notes are an integral part of these financial statements

REGENT CAPITAL GROUP, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2011

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
June 30, 2011

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065923 FINRA JUN
REGENT CAPITAL GROUP INC
31255 CEDAR VALLEY DR STE 302
WESTLAKE VILLAGE CA 91362-7125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~[illegible]~~ 2,137.05

B. Less payment made with SIPC-6 filed (exclude interest) (1805.72)

6/23/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 331.33

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 331.33

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 331.33

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REGENT CAPITAL GROUP, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 15th day of August, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **7/1/2010** and ending **6/30/2011**
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,079,519
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	224,700
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C): _______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 854,819
2e. General Assessment @ .0025	$ 2137.05

(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Regent Capital Group, Inc.
Westlake Village, CA

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2011, which were agreed to by Regent Capital Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Syndicated Capital, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Regent Capital Group, Inc.'s management is responsible for the Regent Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended June 30, 2011, as applicable with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 23, 2011

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Regent Capital Group, Inc.
Westlake Village, CA

In planning and performing my audit of the financial statements of Regent Capital Group, Inc. for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Syndicated Capital, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Regent Capital Group, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 23, 2011